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News Release	No. 18-362
March 9, 2018

Platinum Group Metals Ltd. Announces Diversified Japanese Trading
Company Hanwa Co. Ltd. to Join Waterberg Joint Venture

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) is pleased to announce that on March 8, 2018, Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Hanwa Co., Ltd. (“Hanwa”) signed a memorandum of understanding to transfer part of JOGMEC’s interest in the Waterberg Palladium, Platinum, Gold, Rhodium (“PGM”) and Copper, Nickel Project, located in the Bushveld Complex of the Republic of South Africa. The agreement is based on the result of a public tender held on February 23, 2018. The winner of the bidding was Hanwa, and JOGMEC will now start negotiation on the terms of the transfer with Hanwa. With a successful negotiation, Hanwa will secure the right to a supply of refined platinum group metals for exhaust emission catalytic converters, fuel cells for cars, and nickel and other metals for rechargeable batteries. This transaction will enable a potential significant stable supply of metals to Japanese industries. Hanwa is a leading global trading company headquartered in Tokyo Japan with over 3,000 employees and operations spanning steel, non-ferrous metals, metals and alloys, food, petroleum, chemicals, machinery, lumber and many other business sectors.

Impala Platinum Holdings Ltd. (“Implats”) recently paid $30M USD for a 15% interest in the Waterberg Project including a right of first refusal for concentrate offtake. Implats also acquired an option for a $166M USD acquisition and development commitment to earn a 50.01% controlling interest upon completion of the Definitive Feasibility Study (DFS). Platinum Group holds a 50.02% direct and indirect interest. The Waterberg DFS is expected to be completed in calendar H1 2019.

JOGMEC currently holds a 21.95% interest in the Waterberg Project and is planning to transfer a 9.755% interest to Hanwa. Upon completion of the transfer Hanwa will also acquire JOGMEC’s right of first refusal to certain metal produced by Implats from the Waterberg Project.

Current Platinum Group Element (“PGE”) probable reserves at the Waterberg Project (100%) are 12.3 million ounces, consisting of 61% palladium, 30% platinum, 8% gold and 1% rhodium plus 191 million and 333 million pounds of copper and nickel respectively. At a 2.5 gram per tonne (“g/t”) cutoff grade, probable reserves are comprised of 102.7 million tonnes at 3.73 4E g/t, consisting of 2.29 g/t Pd, 1.11 g/t Pt, 0.29 g/t Au, 0.04 g/t Rh, 0.08% Cu and 0.15%Ni. (See the technical report dated October 19, 2016 and filed on SEDAR titled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study”.) Project reserves will be updated as part of the DFS. Much of the Waterberg Project area remains to be drilled and assessed. The Waterberg deposit remains open down dip and along strike.

R. Michael Jones CEO of Platinum Group Metals said “We are very pleased to welcome Hanwa, a strong Japanese diversified company to the Waterberg Joint Venture. Hanwa’s experience in the global metals and industrial complex adds another dimension to our Joint Venture. We acknowledge that JOGMEC is satisfying its mandate and is following its stated desire to secure critical mineral supplies to Japanese companies and industry. The participation of Hanwa along with JOGMEC and Implats confirms the importance of the Waterberg Project”.

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About Hanwa

Hanwa is a Japanese trading company which supplies a broad spectrum of products, including steel, non-ferrous metals, metals and alloys, food, petroleum, chemicals, machinery, lumber and many other items, to an equally diverse range of customers. The company has solid positions in all of these businesses. As a trading company that performs many important roles, Hanwa will continue to enter more business fields in response to changes in the operating environment in order to meet the needs of customers.

About Impala Platinum

Impala Platinum Holdings Limited is one of the world’s foremost fully integrated producers of platinum and associated PGEs. The group produces approximately a quarter of the world's supply of primary platinum. Implats produced 1.44 million ounces of platinum and 2.91 million ounces of PGEs in FY2016. Implats’ operations are located on the Bushveld Complex in South Africa and the Great Dyke in Zimbabwe, the two most significant PGE-bearing ore bodies in the world. In Southern Africa Implats is structured around five main operations namely Impala, Zimplats, Marula, Mimosa and Two Rivers with headquarters based in Johannesburg, South Africa.

About JOGMEC

Japan Oil, Gas and Metals National Corporation (JOGMEC), an incorporated administrative agency established by the Japanese government, plays a key role in ensuring a constant and stable supply of oil, natural gas, coal, geothermal energy and mineral resources to support industries and citizens in Japan through a wide range of activities relating these resources.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground deposit in northern South Africa. Waterberg was discovered by the Company. Waterberg has potential to be a low cost dominantly palladium mine and Impala Platinum recently made a strategic investment in the Waterberg Project.

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Qualified Person

Scientific and technical information in this press release related to mineral reserves and resources and other information has been reviewed and approved by R. Michael Jones, P.Eng., a non-independent Qualified Person and the CEO of the Company. He has verified the technical information for disclosure in this press release by reviewing the work of experienced Company geologists, consulting geologists and engineers and by visiting the site and reviewing the ongoing project database.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President, CEO and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”), including statements regarding the potential transfer of an interest in, and right of first refusal relating to, the Waterberg Project from JOGMEC to Hanwa; future drilling; the projections in the Waterberg pre-feasibility study; the completion and contents of the Waterberg DFS; the potential exercise of Implats’ option; and the potential development and cost structure of, and production from, the Waterberg Project. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including that the completion of the described transfer from JOGMEC to Hanwa is uncertain, and the risk factors described in the Company’s Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

PLATINUM GROUP METALS LTD.	…4

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release or the documents referred to in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.